SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

     1. Tat Technologies Ltd. Announces Results of the Annual General Meeting held August 10, 2006.





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                                                                          ITEM 1



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[GRAPHIC OMITTED][GRAPHIC OMITTED]


      TAT TECHNOLOGIES LTD. ANNOUNCES RESULTS OF THE ANNUAL GENERAL MEETING

Notice is hereby given that on August 10, 2006, TAT Technologies Ltd. (the "Company") ((NASDAQ -TATTF) filed an immediate report with the Israeli Securities Authority announcing the results of the Annual General Meeting of shareholders held on August 10, 2006. The resolutions accepted by the general meeting of shareholders are as detailed below:

    MINUTES OF THE MEETING OF THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
    -------------------------------------------------------------------------

Minutes of the Annual General Meeting of shareholders of the Company held on August 10, 2006 at the Company executive offices in Park Re'em, Industrial Zone, Bnei Ayish, Israel.

Shareholders present:

1. TAT Industries Ltd. - 1,044,591 ordinary shares (by Mr. Dov Zeelim).
2. Shlomo Ostersetzer - 11,300 ordinary shares.
3. Dov Zeelim - 175,000 ordinary shares.
4. I.B.I - 80,994 ordinary shares (by Avi Kahana)
5. Harel - 1,000 ordinary shares (by Avi Kahana)
6. Migdal Gemel - 1,093 ordinary shares (by Avi Kahana)
7. Migdal - 33,167 ordinary shares (by Avi Kahana)
8. Leumi Pia - 27,461 ordinary shares (by Avi Kahana)
9. American Stock Transfer - 3,155,622 ordinary shares (by Proxy Cards)


On The Agenda.

1.   The election of seven directors for terms expiring 2006.

2.   Approval of an amendment to the terms of employment of Mr. Yossi Rosenberg.

3. The appointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as the company's independent registered public accountants and to succeed its current independent registered public accountants and to authorize the Company's Board of Directors to delegate to its Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

4. To review and discuss our Director's Annual Report to Shareholders, auditor's report, and consolidated financial statements for the year ended December 31,2005.



   TAT Technologies Ltd. Park Re'em Ind. Zone, P.O.Box 80, Gedera 70750 Israel
                    Phone: 972-8-8595411 o Fax: 972-8-8592831
             e-mail: tat@tat.co.il o website: // http www.tat.co.il


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[GRAPHIC OMITTED][GRAPHIC OMITTED]



Resolutions

1. To reelect seven directors of the company: Messrs. Shlomo Ostersetzer, Dov Zeelim, Dr. Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck, and Yechiel Gutman.

                                             For                        Abstain
     1.  Shlomo Ostersetzer                  4,382,567                  3,946
     2.  Dov Zeelim                          4,385,067                  1,446
     3.  Dr. Meir Dvir                       4,383,751                  2,762
     4.  Yaakov Fish                         4,385,351                  2,762
     5.  Ishai Davidi                        4,384,351                  1,162
     6.  Gilon Beck                          4,384,351                  1,162
     7.  Yechiel Gutman                      4,384,351                  1,162


2. Approval of an amendment to the terms of employment of Mr. Yossi Rosenberg. In favor of the resolution voted 4,492,800 shares.

     Interested Shareholders:
     TAT Industries Ltd. - 3,124,150 ordinary shares
     Shmey Hazohar Ltd. - 61,105 ordinary shares.
     Shlomo Ostersetzer - 11,300 ordinary shares.
     Dov Zeelim - 175,000 ordinary shares.

     Non interested Shareholders
     Leumi Pia - 27,461 ordinary shares (By Avi Kahana)
     I.B.I - 80,994 ordinary shares (by Avi Kahana)
     Harel - 1,000 ordinary shares (by Avi Kahana)
     Migdal Gemel - 1,093 ordinary shares (by Avi Kahana)
     Migdal - 33,167 ordinary shares (by Avi Kahana)
     American Stock Transfer - 992,357 ordinary shares

     Against - 4,888 ordinary shares (American Stock Transfer)
     Abstain - 9,939 ordinary shares (American Stock Transfer)


3. The appointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as the company's independent registered public accountants and to succeed its current independent registered public accountants and to authorize the Company's Board of Directors to delegate to its Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

      For  3,207,796
      Against     833
      Abstain     1,032,910

4. Review and discussion of our Director's Annual Report to Shareholders, auditor's report, and consolidated financial statements for the year ended December 31,2005.


     Shlomo Ostersetzer
     Chairman of the meeting



   TAT Technologies Ltd. Park Re'em Ind. Zone, P.O.Box 80, Gedera 70750 Israel
                    Phone: 972-8-8595411 o Fax: 972-8-8592831
             e-mail: tat@tat.co.il o website: // http www.tat.co.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: August 17, 2006